DODGE & COX
Investment Managers | San Francisco
Dodge & Cox Funds Client Service
Mutual fund administration
Organization of tasks:
– Dodge & Cox: Fund Administrator
– State Street: Custodian & Fund Accountant
– Boston Financial Data Services: Transfer Agent
– Clear Sky: Blue Sky Administrator
– PriceWaterhouseCoopers: Independent Accountant
– Dechert: Legal Counsel
Oversight of daily NAV calculation and fund
accounting process
Financial reports and tax reporting
Compliance testing:
– Investment Company Act
– Internal Revenue Code
– Prospectus
Insurance
Dodge & Cox
Telephone:  415-274-9300
Facsimile:  415-986-0270
Website: www.dodgeandcox.com
Fund Client Service Fund Materials
Rob Curran Patricia Gribben
Tamara Gunawardana
Sandy He Legal & Compliance
Mary Klabunde Tom Mistele, COO & General Counsel
Rick Marino Roberta Kameda, Senior Counsel
Kristen Harlow Glen Guymon, Associate Counsel
Marcia Venegas, CCO
Katherine Primas, Associate CCO
Boston Financial Data Services
Shareholder Services
Telephone: 800-621-3979
Institutional Services
Telephone:  800-631-1120
08-420  |
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or  call 800-621-3979.  Please read the prospectus carefully before investing.

DODGE & COX
Investment Managers | San Francisco
Dodge & Cox Funds Defined Contribution Services
Contribution Services
Defined Contribution Clearance & Settlement (DCC&S) trading
Balance due or confirmed purchase trading
When a recordkeeper’s client aggregate assets in the Dodge & Cox
Funds reach $5 million, a service fee is available and paid by Dodge
& Cox at the following annual rates:
Stock Fund 10 basis points
Global Stock Fund 10 basis points
International Stock Fund 10 basis points
Balanced Fund 10 basis points
Income Fund 8 basis points
08-420  |
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox

International Stock Fund

DODFX

Dodge & Cox Funds
For over seventy-five years Dodge & Cox has managed investment portfolios for individuals and institutions from our single office location in San Francisco.
Our disciplined investment approach is guided by a a long-term investment horizon, independent research, and portfolio diversification.

DODGE & COX
Investment Managers | San Francisco
Dodge & Cox Funds: Communications Resources
Fund Fact Sheets
In addition to providing Fund prospectuses,
and shareholder reports, Dodge & Cox provides
Fund fact sheets.
Dodge & Cox Funds’ Web Site
Information and literature on the Funds are also
available via the Funds’ web site at
www.dodgeandcox.com.
1-800-621-3979
Customer service team and
Automated Voice Response
system for providing
participants with:
Fund literature
Rates of return
Fund prices
Fund objective and
strategies
08-420  |